Mail Stop 4561

November 28, 2005

VIA U.S. MAIL AND FAX (212)504-8120

Albert H. Pleus
Chairman of the Board and Chief Executive Officer a21, Inc.
7660 Centurion Parkway
Jacksonville, Florida 32256

Re: a21, Inc..
	Form 10-K for the year ended December 31, 2004
	File no. 000-17602
	Filed March 31, 2005


Dear Mr. Pleus:

      We have reviewed your response letter dated September 16,
2005
and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Note C - Acquisition of Superstock, Inc., page F-11

1. We have considered your response to our prior comment. Given the preferred stock was issued by Superstock, the acquired entity, subsequent to the business combination we are still unsure how you determined the preferred stock represents a cost of the acquisition.
It appears that only the cash and the promissory note are consideration issued by the acquirer, A21, in connection with the business combination. This is consistent with the purchase price as defined in Section 2.2 of the stock purchase agreement and the guidance referenced in paragraph 20 of SFAS 141. The subsequent recapitalization transaction as discussed in Section 2.3 of the stock purchase agreement appears to be a separate transaction entered into after the business acquisition. Please advise us why the subsequent transaction was not accounted for as a recapitalization, a treasury stock transaction or an acquisition of noncontrolling interests as described in paragraphs A5 - A7 of SFAS 141.




*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Robert Telewicz, Staff Accountant, at (202)
551-3438 or the undersigned at (202) 551-3413 if you have questions.



Sincerely,



Cicely Luckey
Accounting Branch Chief



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Albert H. Pleus
a21, Inc.
November 28, 2005
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